UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

   Information To Be Included in Statements Filed Pursuant Toss.240.13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant To ss.240.13d-2
                               (Amendment No. __)*


                                  AMINCOR, INC.
                          -----------------------------
                                (Name of Issuer)

                        Class A Common, par value $0.001
                        --------------------------------
                         (Title of Class of Securities)

                                   03153A 10 6
                                 --------------
                                 (CUSIP Number)

                                December 31, 2010
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)
     [ ]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP No. 03153A 10 6                                          Page 2 of 6 Pages
---------------------                                          -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   JOHN R. RICE, III
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    3,194,160
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       3,194,160
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER

                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,194,160
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   6.915%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP No. 03153A 10 6                                          Page 3 of 6 Pages
---------------------                                          -----------------

Item 1

     (a). Name of Issuer: Amincor, Inc.

     (b). Address of Issuer's Principal Executive Offices: 1350 Avenue of the Americas, 24th Floor New York, NY 10019

Item 2

     (a). Name of Person Filing: John R. Rice, III

     (b). Address of Principal Business Office: 1350 Avenue of the Americas, 24th Floor New York, NY 10019

     (c). Citizenship: USA

     (d). Title of Class of Securities: Class A Common, par value $0.001


     (e). CUSIP Number: 03153A 10 6

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person Filing is a:

     (a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o);

     (b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)[ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f)[ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

     (g)[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (12 U.S.C. 80a-3);

`    (j)[ ] A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

     (k)[ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(K).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP No. 03153A 10 6                                          Page 4 of 6 Pages
---------------------                                          -----------------

Item 4. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.

     (a)  Amount beneficially owned: 3,194,160

     (b)  Percent of class: 6.915%

     (c)  Number of shares to which such person has:

          (i)   Sole power to vote or to direct the vote: 3,194,160

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 3,194,160

          (iv)  Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to ss.240.13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP No. 03153A 10 6                                          Page 5 of 6 Pages
---------------------                                          -----------------

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

N/A

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP No. 03153A 10 6                                          Page 5 of 6 Pages
---------------------                                          -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2011
                                             /s/ John R. Rice, III
                                             -----------------------------------
                                             John R. Rice, III